SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 31, 2006, entitled “SMIC Adopts ARM Physical IP for both Low-Power and High-Performance Designs at 90 Nanometer Technology Node.”

Exhibit 99.2:	Announcement, dated June 1, 2006, regarding the poll results of the Registrant’s annual general meeting held on May 30, 2006.

Exhibit 99.3:	Announcement, dated June 1, 2006, relating to the election and appointment of Dr. Albert Y. C. Yu and Mr. Jiang Shang Zhou as independent, non-executive directors and the retirement of Mr. Yen-Pong Jou as an independent, non-executive director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: June 5, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 31, 2006, entitled “SMIC Adopts ARM Physical IP for both Low-Power and High-Performance Designs at 90 Nanometer Technology Node.”

Exhibit 99.2:	Announcement, dated June 1, 2006, regarding the poll results of the Registrant’s annual general meeting held on May 30, 2006.

Exhibit 99.3:	Announcement, dated June 1, 2006, relating to the election and appointment of Dr. Albert Y. C. Yu and Mr. Jiang Shang Zhou as independent, non-executive directors and the retirement of Mr. Yen-Pong Jou as an independent, non-executive director.

Exhibit 99.1

SMIC ADOPTS ARM PHYSICAL IP FOR BOTH LOW-POWER AND

HIGH- PERFORMANCE DESIGNS AT 90 NANOMETER

TECHNOLOGY NODE

Agreement enables customers to access ARM physical IP on SMIC

90nm processes via ARM website at no charge

SHANGHAI, CHINA AND CAMBRIDGE, UK – May, 31, 2006 – Semiconductor Manufacturing International Corporation (SMIC), one of the leading foundries in the world [“SMIC”, NYSE: SMI and HKSE: 0981.HK], and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today jointly announced that SMIC has adopted the ARM® Metro™ low-power/high density and Advantage™ high- performance products, part of its family of Artisan® physical IP, for SMIC’s 90-nanometer(nm) LL (low leakage) and G (mainstream) processes. The agreement furthers the companies’ collaboration and commitment to enable leading-edge design and manufacturing solutions via the ARM website at no charge.

“Continuing our collaboration with ARM furthers our commitment to providing a comprehensive manufacturing roadmap that includes ARM high-quality, silicon-proven physical IP for customers,” said Paul Ouyang, vice president of Design Services, SMIC. “Together with ARM, we can offer our customers using our 90nm processes, access to ARM Metro and Advantage products, which can shorten design time, minimize risk and accelerate time-to-market for our customers.”

ARM Metro low-power/high density IP is optimized for portable electronic devices and Advantage IP provides high-speed and low-power performance to meet a wide range of applications in the consumer, communications and networking markets. Both Metro and Advantage product portfolios include ARM standard cell libraries and multiple memory compilers. The Metro standard cells include power management kits that enable dynamic and leakage power saving techniques such as clock gating, multi-voltage islands and power gating. The Metro memory compilers offer similar advanced power saving features.

The Metro and Advantage IP include ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Metro and Advantage products over a wide range of operating conditions, thus allowing designers to implement complex power management systems that actively control dynamic and leakage power within their SoC.

“SMIC’s advanced technology roadmap continues to provide customers with implementation solutions they are looking for today’s SoC designs,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “With the adoption of both ARM Metro and Advantage products, SMIC’s customers have a choice of optimized physical IP for their consumer, communications and networking applications.”

Availability

ARM Metro and Advantage IP design views are expected to be available during the fourth quarter of 2006 for licensed customers to download via the ARM website at no charge. Preliminary ‘Front End’ design views, enabling customers to begin design and simulation work, are expected to be available at the end of the second quarter of 2006.

About SMIC

SMIC (NYSE:SMI; SEHK:981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 8-inch fabs in Shanghai and one in Tianjin, and one 12-inch fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995) Certain statements contained in this press release, such as statements regarding the continuing collaboration between SMIC and ARM, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the results of future collaboration between SMIC and ARM), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

ENDS

ARM is a registered trademark of ARM Limited. Metro and Advantage are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink

Text 100

+1 415 593 8457

naarm@text100.com

Michelle Spencer

ARM

+44 1628 427780

michelle.spencer@arm.com

Claudia Natalia

ARM

(408) 548-3172

claudia.natalia@arm.com

SMIC Press Contacts:

SMIC – Shanghai

Reiko Chang

SMIC

+86 21 5080 2000 ext 10544

PR@smics.com

SMIC – Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

Calvin_Lau@smics.com

MeiFung_Hoo@smics.com

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

ANNUAL GENERAL MEETING HELD ON 30TH MAY, 2006

POLL RESULTS

At the Annual General Meeting of Semiconductor Manufacturing International Corporation (the “Company”) held on 30th May, 2006 (the “AGM”), a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll.

I.	Total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 18,332,584,937 shares.

II.	Total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil.

III.	The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1.	To receive and consider the audited financial statements and the reports of the	4,803,374,443	1,621,600
	Directors and Auditors of the Company for the year ended 31st December, 2005.	99.9663%	0.0337%

	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.	To elect Dr. Albert Y. C. Yu as a Class I Director of the Company and authorize the	4,802,200,568	4,265,258
	Board of Directors to fix his remuneration.	99.9113%	0.0887%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(A)	To re-elect Dr. Ta-Lin Hsu as a Class II Director of the Company.	4,802,851,726	34,000
		99.9993%	0.0007%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(B)	To re-elect Mr. Lip-Bu Tan as a Class II Director of the Company.	4,800,976,718	1,909,008
		99.9603%	0.0397%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(C)	To elect Mr. Jiang Shang Zhou as a Class II Director of the Company.	4,800,976,718	1,909,008
		99.9603%	0.0397%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(D)	To authorise the Board of Directors to fix their remuneration.	4,803,378,726	3,137,100
		99.9347%	0.0653%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-elect Mr. Fang Yao as a Class III Director of the Company and to authorize	4,800,076,376	6,239,450
	the Board of Directors to fix his remuneration.	99.8702%	0.1298%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Audit	4,804,781,576	1,714,250
	Committee of the Board of Directors to fix their remuneration.	99.9643%	0.0357%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6.	To grant a general mandate to the Board of Directors to allot, issue, grant,	4,404,127,601	400,388,225
	distribute and otherwise deal with additional shares in the Company, not exceeding twenty percent of the issued share capital of the Company at the date of this Resolution (as adjusted). #	91.6664%	8.3336%

	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.	To grant a general mandate to the Board of Directors to repurchase shares of the	4,781,863,794	24,655,782
	Company, not exceeding ten per cent. of the issued share capital of the Company	99.4870%	0.5130%
	at the date of this Resolution. #
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

8.	Conditional on the passing of Resolutions 6 and 7, to authorise the Board of	4,593,214,476	209,843,200
	Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #	95.6310%	4.3690%

	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

9.	To approve amendments to the 2004 Stock Option Plan of the Company. #	4,105,967,609	700,473,617
		85.4264%	14.5736%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

10.	To approve amendments to the 2004 Equity Incentive Plan of the Company. #	4,087,816,177	718,515,049
		85.0507%	14.9493%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

11.	To approve amendments to the 2004 Employee Stock Purchase Plan of the	4,190,743,959	615,727,267
	Company. #	87.1896%	12.8104%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

12.	To approve the standard form of stock option plan for adoption by subsidiaries	4,095,336,599	711,165,877
	of the Company. #	85.2041%	14.7959%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

IV.	Computershare Hong Kong Investor Services Limited, share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as independent Non-Executive Directors of the Company.

For and on behalf of
Semiconductor Manufacturing International Corporation Anne Wai Yui Chen
Company Secretary

Hong Kong, 1st June, 2006

*	For identification purposes only
#	Full text of the Resolutions is set out in the Notice of Annual General Meeting.

Exhibit 99.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

CHANGES IN DIRECTORATE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 30 May, 2006:

1)	Mr. Yen-Pong Jou (“Mr. Jou”) retired as a Class II Independent Non-Executive Director of the Company;

2)	Dr. Albert Y. C. Yu (“Dr. Yu”) was elected as a Class I Independent Non-Executive Director of the Company; and

3)	Mr. Jiang Shang Zhou (“Mr. Jiang”) was elected as a Class II Independent Non-Executive Director of the Company.

Mr. Jou, who was initially appointed as a director of the Company in September 2001 and re-appointed as an Independent Non-Executive Director of the Company in March 2004, retired as an Independent Non-Executive Director of the Company at the annual general meeting held on 30 May, 2006 (“AGM”). Due to personal reasons, Mr. Jou did not offer himself for re-election. Mr. Jou confirmed that he has no disagreement with the Board and that there are no other matters in respect of his retirement that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Jou for his valuable service and contributions to the Company.

BIOGRAPHICAL DETAILS OF THE NEWLY APPOINTED DIRECTORS

The particulars of the newly elected and appointed Independent Non-Executive Directors following the AGM are set out below:

Dr. Albert Y. C. Yu

Dr. Yu, aged 65, is the chairman of OneAngstrom LLC, and has been active in investing and mentoring high technology companies. Dr. Yu retired from Intel Corporation (“Intel”) in late 2002, after almost thirty years with Intel. He had been senior vice president, member of the corporate management committee and general manager of Intel’s business including microprocessors, chipsets and software for over sixteen years. Under his leadership, Intel’s microprocessors from 386TM to the Pentium®4 and Pentium®M Processors have become the highest volume microchips that power computers and the Internet and propelled Intel to become the largest semiconductor company in the world. He was also in charge of Intel’s corporate strategy that led to its entry into the optoelectronics business and its extensive internal expansions. Dr. Yu serves on the boards of a number of high technology companies, venture capital firms and non-profit organizations. He recently received the “Distinguished Life Time Achievement Award” from CIE-USA in February 2006, in recognition of his leadership of Intel’s microprocessor business. Dr. Yu has published two books: “Insider’s View of Intel” (1995) and “Creating the Digital Future” (1998).

Prior to Intel, Dr. Yu was with Fairchild R&D Lab, where he conducted research and development of solid-state devices and circuits.

Dr. Yu received his bachelor’s degree from California Institute of Technology and his master’s and doctorate degrees from Stanford University, all in electrical engineering.

Dr. Yu is interested in 27,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Dr. Yu is not related to any Director, senior management or substantial or controlling shareholder of the Company.

Dr. Yu has not entered into any service contract with the Company. Dr. Yu will be eligible as a participant of the 2004 Stock Option Plan and the 2004 Equity Incentive Plan of the Company (the “Equity Plans”). As such, Dr. Yu will be eligible to be granted options, rights or awards pursuant to the terms of the Equity Plans. Any other emoluments of Dr. Yu will be determined by the compensation committee of the Company (the “Compensation Committee”) and thereafter approved by other Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Dr. Yu will hold the office as a Class I Independent Non-Executive Director of the Company until the 2008 annual general meeting of the shareholders of the Company.

Mr. Jiang Shang Zhou

Mr. Jiang, aged 59, is currently the president of China Foundation for Disabled Persons, full-time commissioner of Shanghai Policy-making and Consulting Committee Office, a committee member of the Shanghai Committee of Chinese People’s Political Consultative Conference, officer of the Shanghai Political Consultative Conference Foreign Friendly Committee and director commissioner of Shanghai State Owned Assets Planning and Investment Committee.

Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office.

Mr. Jiang received his master’s degree from Tsing Hua University in telecommunications and his doctorate degree from The Swiss Federal Institute of Technology Zurich Communication Systems Group

Mr. Jiang is not interested in shares of the Company within the meaning of Part XV of the SFO.

Mr. Jiang is not related to any Director, senior management or substantial or controlling shareholder of the Company.

Mr. Jiang has not entered into any service contract with the Company. Mr. Jiang will be eligible as a participant of the Equity Plans. As such, Mr. Jiang will be eligible to be granted options, rights or awards pursuant to the terms of the Equity Plans. Any other emoluments of Mr. Jiang will be determined by the Compensation Committee and thereafter approved by other Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Mr. Jiang will hold the office as a Class II Independent Non-Executive Director of the Company until the 2009 annual general meeting of the shareholders of the Company.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

1 June, 2006

*	For identification purposes only